UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 3, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.	A news release dated 6 June 2012 entitled ‘VOUCHERCLOUD – THE UK’S LEADING MOBILE COUPON PROVIDER – LAUNCHES IN IRELAND – VODAFONE GROUP TAKES CONTROLLING STAKE IN COMPANY’

2.	A news release dated 8 June 2012 entitled ‘VODACOM ANNOUNCES THE SALE OF GATEWAY CARRIER SERVICES’

3.	A news release dated 14 June 2012 entitled ‘VODAFONE GROUP RESPONSE TO THE NATIONAL AUDIT OFFICE REPORT ON HMRC TAX SETTLEMENTS’

4.	A news release dated 15 June 2012 entitled ‘VODAFONE FIRST NON-US SUPPLIER TO BE AWARDED MOBILE CONTRACT UNDER GSA SCHEDULE 70 BY US GOVERNMENT’

5.	A news release dated 29 June 2012 entitled ‘EUROPEAN ROAMING BREAKTHROUGH: VODAFONE OFFERS SIMPLE, WORRY-FREE, INTEGRATED PLAN’

6.	Stock Exchange Announcement dated 1 June 2012 entitled ‘2012 Annual Report and Notice of Annual General Meeting ’

7.	Stock Exchange Announcement dated 6 June 2012 entitled ‘Transactions in Own Securities’

8.	Stock Exchange Announcement dated 7 June 2012 entitled ‘Transactions in Own Securities’

9.	Stock Exchange Announcement dated 8 June 2012 entitled ‘Transactions in Own Securities ’

10.	Stock Exchange Announcement dated 11 June 2012 entitled ‘Transactions in Own Securities’

11.	Stock Exchange Announcement dated 12 June 2012 entitled ‘Transactions in Own Securities’

12.	Stock Exchange Announcement dated 13 June 2012 entitled ‘Transactions in Own Securities’

13.	Stock Exchange Announcement dated 14 June 2012 entitled ‘Transactions in Own Securities’

14.	Stock Exchange Announcement dated 15 June 2012 entitled ‘Transactions in Own Securities’

15.	Stock Exchange Announcement dated 18 June 2012 entitled ‘Transactions in Own Securities’

16.	Stock Exchange Announcement dated 19 June 2012 entitled ‘Transactions in Own Securities’

17.	Stock Exchange Announcement dated 19 June 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

18.	Stock Exchange Announcement dated 20 June 2012 entitled ‘Transactions in Own Securities’

19.	Stock Exchange Announcement dated 21 June 2012 entitled ‘Transactions in Own Securities’

20.	Stock Exchange Announcement dated 22 June 2012 entitled ‘Transactions in Own Securities’

21.	Stock Exchange Announcement dated 25 June 2012 entitled ‘Transactions in Own Securities’

22.	Stock Exchange Announcement dated 26 June 2012 entitled ‘Transactions in Own Securities’

23.	Stock Exchange Announcement dated 26 June 2012 entitled ‘Annual Information update’

24.	Stock Exchange Announcement dated 27 June 2012 entitled ‘Transactions in Own Securities’

25.	Stock Exchange Announcement dated 28 June 2012 entitled ‘Transactions in Own Securities’

26.	Stock Exchange Announcement dated 29 June 2012 entitled ‘Transactions in Own Securities – Voting Rights and Capital’

6 June 2012

VOUCHERCLOUD – THE UK’S LEADING MOBILE COUPON PROVIDER - LAUNCHES IN IRELAND

VODAFONE GROUP TAKES CONTROLLING STAKE IN THE COMPANY

Vouchercloud, the UK’s leading mobile coupon provider giving shoppers the best local deals delivered directly to their smartphone, today launches in Ireland.

The service offers discounts, codes and vouchers for daily shopping from a wide range of High Street shops, restaurants and leisure providers as well as travel and financial services companies. Vouchercloud uses the smartphone’s GPS system to locate discounting retailers nearest to the customer, then guides the customer to the shop’s front door using the smartphone’s digital mapping application. The voucher is downloaded to the smartphone screen with a single tap, then shown to the sales assistant in store to redeem the discount. Vouchercloud also includes a variety of offers to be used when shopping online.

Retailers can manage their own vouchers and discount offers via a simple self-service online portal, enabling businesses of all sizes - from small family-run firms to multinational chains - to draw on a powerful marketing tool to increase footfall and sales.

Vodafone investment

Separately, Vodafone Group (“Vodafone”) announced today that it had increased its shareholding in Vouchercloud’s parent company, Invitation Digital Limited (IDL), to 57%. Vodafone took a 21% stake in IDL in May 2011 and, further to the transaction announced today, has the first option to increase its direct shareholding in the future.

Vodafone intends to work with IDL to extend Vouchercloud beyond the UK and Ireland over the coming months as part of the global communications company’s broader mobile commerce (“m-commerce”) strategy. Further country launches - and details of Vouchercloud integration within Vodafone’s other m-commerce activities - will be announced in due course.

Vodafone Group Commercial Development Director Tobin Ireland said: “Mobile couponing is set to grow rapidly across Vodafone’s businesses as cost-conscious consumers increasingly turn to their smartphones to hunt for bargains and collect loyalty points. We look forward to working more closely with Vouchercloud in future as m-commerce services become ever more central to consumers’ daily lives.”

IDL Chief Executive and Co-founder Scott Davidson said: “Our vision is to build the world’s leading mobile couponing business, making it easy for consumers to save money and get the best deals from a wide range of retailers, wherever they are. We are delighted that Vodafone shares our vision of the future and look forward to a long and successful partnership.”

Ends

Note to Editors

Vodafone Group

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 404 million customers in its controlled and jointly controlled markets as at 31 March 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide.  For more information, please visit www.vodafone.com.

IDL/Vouchercloud
Since its UK launch in 2010, Vouchercloud has gained 1.8 million registered users. The App has been downloaded more than 2.5 million times and as at April 2012, there were 700,000 active users and more than 2,000 active merchants offering 8,000 discounts, vouchers and loyalty schemes.

Invitation Digital Limited (IDL) has gross total assets of £1.2 million. For more information, please visit www.vouchercloud.com.

Parties to the Transaction

Vodafone Ventures Limited, Vodafone Sales & Services Limited, Invitation Digital Limited, Victoria Abbott, Roberto Alvarez Ceballos, Mark Andres, Jon Bidgood, Hayley Bidgood Nash, Claire Bush, Peter Clements, Scott Davidson, Kerry Davidson, Joanne Kennedy, Greg Le Tocq, Noman Mohammad, Samantha Oliphant, Douglas Templeton, Donna Thomas and Matthew Wood.

For further information:

Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

8 June 2012

VODACOM ANNOUNCES THE SALE OF GATEWAY CARRIER SERVICES

On 31 May 2012, Vodacom entered into an agreement to sell certain investments, supplier agreements and assets of Gateway Carrier Services1, which forms part of Vodacom Business Africa Group (Pty) Limited, to PCCW Global Ltd. for cash consideration of US$26.4 million on a cash-free-debt-free basis.  The agreement will only become effective following the fulfilment of certain closing conditions set out in the agreement.

Note:

1. Gateway Communications (Pty) Limited, Gateway Communications SA (Belgium), Gateway Communications UK Limited, Gateway Communications Mozambique Limitada and Gateway Communications SAS (France), as well as the supplier agreements and assets of Gateway Communications Africa (UK) Limited.

For further information, please contact:

Vodacom Group

Investor Relations – Belinda Williams

Tel: +27 82 995 1400

Media Relations – Richard Boorman

Tel: +27 82 990 4080

14 June 2012

VODAFONE GROUP RESPONSE TO THE NATIONAL AUDIT OFFICE REPORT ON HMRC TAX SETTLEMENTS

The National Audit Office (NAO) has concluded that Vodafone’s £1.25 billion settlement with the UK tax authorities in 2010 was “good” from the perspective of the UK taxpayer and “represented fair value for the wider taxpaying community”.

In December 2011, the NAO was asked to report to the UK House of Commons Public Accounts Committee on the reasonableness of settlements agreed between Her Majesty’s Revenue and Customs (HMRC) and large companies to resolve recent tax disputes. The NAO was assisted in its review by Sir Andrew Park, who concluded that HMRC were “right” to settle the nine year-long dispute with Vodafone at £1.25 billion “because, if the case had not been settled, it would have gone to litigation. If this had happened, there was a substantial risk that the Department [HMRC] would have received nothing.”

Vodafone Group Chief Financial Officer Andy Halford said: “For more than a year, Vodafone has been falsely accused of improper conduct. As we have consistently stated, those attacks were unwarranted and unjust. We acted with the utmost propriety throughout the HMRC settlement process, and the National Audit Office has now concluded that the outcome was good for the UK taxpayer. We welcome this vindication. Vodafone has always been a responsible company with a strong commitment to managing our affairs properly and diligently within the law and with full disclosure to all relevant tax authorities.”

“Vodafone is a long-standing and significant contributor to the UK as a whole, not least in our role as the biggest dividend payer in the UK. We returned £6.7 billion in cash to our shareholders this year, who include virtually every major investment fund relied upon by millions of UK pensioners and savers.”

Further details of the NAO report can be found at: http://www.nao.org.uk/publications/1213/settling_large_tax_disputes.aspx

Although anonymised, the Vodafone settlement is clearly identifiable and is discussed in detail under “Case D” in Appendix 1.

Further background on the Vodafone/HMRC settlement can be found at: http://www.vodafone.com/content/index/media/faqs_statements/vodafone_tax.html

- ends -

For further information:

Vodafone Group Media Relations

Tel:  +44 (0) 1635 664444

15 June 2012

VODAFONE FIRST NON-US SUPPLIER TO BE AWARDED MOBILE CONTRACT UNDER GSA SCHEDULE 70 BY US GOVERNMENT

Vodafone Global Enterprise - the business within Vodafone which manages the communications needs of its largest multinational customers – has become the first non-US mobile provider to be granted US Government supplier status under GSA Schedule 70.

The company will be listed as an approved supplier to provide mobile voice, data and machine to machine (M2M) services to the US Government in eight European countries: United Kingdom, Ireland, Netherlands, Germany, Portugal, Italy, Hungary, and Greece.  Services available include central ordering, spend analytics and customer services.

Under the terms of the contract, US Government employees outside of the US will be able to access a range of standardised Vodafone services.  It will now be much easier for US Government agencies such as The Department of Defense, State Department, Department of Homeland Security, and Department of Justice to buy mobile solutions from Vodafone Global Enterprise.

Vodafone Global Enterprise Chief Executive Nick Jeffery said, “US Government employees and agencies working abroad will gain from flexible and cost-effective access to Vodafone’s services under this agreement. They will be better equipped to perform their role and have full visibility and control over their telecommunications costs. The mobile internet is radically transforming the way governments and organisations in all sectors operate.”

- ends -

For further information:

Vodafone Group

Investor Relations	Group Media
+44 (0) 7919 990230	+44 (0) 1635 664444
www.vodafone.com/investor	www.vodafone.com/media

Notes for Editors

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 404 million customers in its controlled and jointly controlled markets as at 31 March 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide. For more information, please visit www.vodafone.com.

29 June 2012

EUROPEAN ROAMING BREAKTHROUGH: VODAFONE OFFERS SIMPLE, WORRY-FREE, INTEGRATED PLAN

Vodafone Group today announced that millions of Vodafone customers travelling within Europe this summer will for the first time benefit from new roaming price plans which combine calls, texts and mobile internet access for a daily payment of €3 or €4.

The new roaming plans enable customers to use their communications services as though they were at home for a small payment on top of their current home market deals.

The price plans have already launched in some of Vodafone’s European markets, with others set to follow shortly. By the summer holidays, customers in the UK, Italy, Spain, the Netherlands, Portugal, Czech Republic, Greece, Hungary, Malta, Romania and Turkey will be offered some of the most competitive rates for calls, texts and data roaming available anywhere in the European Union.

Vodafone Group Chief Commercial Officer Morten Lundal said: “Whatever you want to do with your smartphone - from calls and texts to apps and the mobile Internet - will now be simple and worry-free in Europe with Vodafone. These are breakthrough new roaming services that offer our customers certainty combined with great value.”

The new price plans build on Vodafone’s leadership in providing best-in-class roaming offers in Europe. Other roaming offers include:

Vodafone Passport This was introduced in 2005 and has been used by more than 24 million customers to make calls abroad for the same price as a call at home plus a small additional fee.

EU-wide roaming mobile internet packages Launched in 2011 to offer customers a flat-rate daily fee of €2 for up to 25 MB of data per day and now used by around 2 million customers every month.

Notes for Editors

For examples of some of Vodafone’s latest roaming offers, please visit the following websites:

Czech Republic

Consumer website:

http://www.vodafone.cz/roaming/volani-ze-zahranici/vodafone-roaming-na-den/

Business website

http://www.vodafone.cz/roaming/volani-ze-zahranici/

Hungary

Consumer website:

http://www.vodafone.hu/Europa

Business website:

http://www.vodafone.hu/uzleti/kisvallalkozasok/telefonok-es-tarifak/tarifak/vallalkozoi-fix

Netherlands

Consumer website:

http://www.vodafone.nl/mobiel_bellen/abonnementen/vodafone_blox/op_reis/allesineen/

Business website:

http://www.vodafone.nl/zakelijk/mobiel/internationaal/opreis/bundels/allesineen/

UK

http://www.vodafone.co.uk/personal/price-plans/pay-monthly/eurotraveller/index.htm

- ends -

For further information:

Vodafone Group

Group Media Relations

Tel:  +44 (0) 1635 664444

www.vodafone.com/media

1 June 2012

RNS: 6660E

1 June 2012

Vodafone Group Plc (“Vodafone” or the “Company”)

2012 Annual Report

2012 Notice of Annual General Meeting

In accordance with Listing Rule 9.6.1, Vodafone has uploaded a copy of each of the above documents to the National Storage Mechanism.

The 2012 Annual Report is available at www.vodafone.com/investor and the 2012 Notice of Annual General Meeting is available at www.vodafone.com/agm.

The Annual Report on Form 20-F has been filed with the US Securities and Exchange Commission (the “SEC”).  It is available at www.vodafone.com/investor and also on the SEC’s website (www.sec.gov).  In addition, shareholders resident in the United States can receive a hard copy of the Annual Report on Form 20-F free of charge upon request by contacting The Bank of New York Mellon at 1-800-555-2470.

A condensed set of Vodafone’s financial statements and information on important events that have occurred during the financial year ended 31 March 2012 and their impact on the financial statements were included in Vodafone’s preliminary results announcement released on 22 May 2012.  That information, together with the information set out below, which is extracted from the 2012 Annual Report, constitute the material required by Disclosure and Transparency Rule 6.3.5 which is required to be communicated to the media in full unedited text through a Regulatory Information Service.  This announcement is not a substitute for reading the full 2012 Annual Report.  Page and note references in the text below refer to page numbers in the 2012 Annual Report and notes to the financial statements.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

1. Regulatory decisions and changes in the regulatory environment could adversely affect our business.

We have ventures in both emerging and mature markets, spanning a broad geographical area including Europe, Africa, Middle East, Asia Pacific and the United States. We need to comply with an extensive range of requirements that regulate and supervise the licensing, construction and operation of our telecommunications networks and services. Pressure on political and regulatory institutions both to deliver direct consumer benefit and protect consumers interests, particularly in recessionary periods, can lead to adverse impacts on our business. Financial pressures on smaller competitors can drive them to call for regulators to protect them. Increased financial pressures on governments may lead them to target foreign investors for further taxes or licence fees.

2. We could suffer loss of consumer confidence and/or legal action due to a failure to protect our customer information.

Mobile networks carry and store large volumes of confidential personal and business voice traffic and data. We host increasing quantities and types of customer data in both enterprise and consumer segments. We need to ensure our service environments are sufficiently secure to protect us from loss or corruption of customer information. Failure to adequately protect customer information could have a material adverse effect on our reputation and may lead to legal action against the Group.

3. Our business could be adversely affected by a failure or significant interruption to telecommunications networks.

We are dependent on the continued operation of telecommunications networks. As the importance of mobile communication in everyday life, as well as during times of crisis, increases, organisations and individuals look to us to maintain service. Major failures in the network may result in service being interrupted resulting in serious damage to our reputation and consequential customer and revenue loss.

4. Technological advances in handsets and use of alternative communication services may result in less demand for our traditional service offerings.

Strategic handset and technology suppliers are developing mobile content and services. Advancements in smartphone branding and technology places more focus on devices rather than the underlying services provided by mobile operators. The development of applications which make use of the internet as a substitute for some of our more traditional services, such as messaging and voice, could erode revenue. Reduced demand for our core services of voice, messaging and data and the development of services by handset suppliers could significantly impact our future profitability.

5. Increased competition may reduce our market share and profitability.

We face intensifying competition; in particular competing with established competitors in mature markets and competing with new entrants in emerging markets, where all operators are looking to secure a share of the potential customer base. Competition could lead to a reduction in the rate at which we add new customers, a decrease in the size of our market share and a decline in our average revenue per customer, as customers may choose to receive telecommunications services or other competing services from alternate providers. Competition can also lead to an increase in customer acquisition and retention costs. The focus of competition in many of our markets has shifted from acquiring new customers to retaining existing customers, as the market for mobile telecommunications has become increasingly mature.

6. Our business may be impaired by actual or perceived health risks associated with the transmission of radio waves from mobile telephones, transmitters and associated equipment.

Concerns have been expressed that the electromagnetic signals emitted by mobile telephone handsets and base stations may pose health risks. We are not aware that such health risks have been substantiated, however, in the event of a major scientific finding supporting this view this might result in prohibitive legislation being introduced by governments (or the European Union), a major reduction in mobile phone usage (especially by children), a requirement to move base station sites, significant difficulty renewing or acquiring site leases and/or major litigation. An inadequate response to electromagnetic fields (‘EMF’) issues may result in loss of confidence in the industry and Vodafone.

7. One or more countries may exit the eurozone.

In light of recent economic conditions in Europe, there is a possibility of one or more countries exiting the eurozone, causing currency devaluation in those countries and possibly leading to a reduction in our revenue and impairment of our financial and non-financial assets. This may also lead to adverse economic impacts elsewhere.

8. We may be unable to obtain additional/renew sufficient spectrum with an adequate return.

The spectrum we use for the delivery of our services is regulated in each of our markets. The regulators supervise the allocation of frequency spectrum and monitor and enforce regulation and competition laws which apply to the mobile telecommunications industry. Decisions by regulators regarding the granting, amendment or renewal of licences, to us or to third parties, including the implementation of unsustainable cost and revenue models, could adversely affect our future operations in these geographic areas. Our mobile data strategy and roll out of 4G/LTE services is dependent upon us being able to renew and obtain additional spectrum licences.

9. We may not satisfactorily resolve major tax disputes.

We operate in many jurisdictions around the world and from time to time have disputes on the amount of tax due. In particular, in spite of a recent positive India Supreme Court decision relating to an ongoing tax case in India, as set out on pages 138 and 139, the Indian government is proposing retroactive tax legislation which would in effect overturn the court’s decision1.

Such or similar types of action in other jurisdictions may expose us to significant additional tax liabilities which would affect the results of the business.

10. A malicious attack on our network may be successful and disrupt our services or compromise our data.

There is a risk that an attack by a malicious individual or group could be successful on our networks. This could lead to a loss of confidential customer data or availability of critical systems. Our network is also susceptible to interruption due to a physical attack and theft of our network components as the value and market for network components increases (for example copper, batteries, generators and fuel).

11. Changes in assumptions underlying the carrying value of certain Group assets could result in impairment.

Due to the substantial carrying value of goodwill under International Financial Reporting Standards (‘IFRS’), revisions to the assumptions used in assessing its recoverability, including discount rates, estimated future cash flows or anticipated changes in operations, could lead to the impairment of certain Group assets. While impairment does not impact reported cash flows, it does result in a non-cash charge in the consolidated income statement and thus no assurance can be given that any future impairments would not affect our reported distributable reserves and, therefore, our ability to make dividend distributions to our shareholders or repurchase our shares.

RELATED PARTY TRANSACTIONS

The Group’s related parties are its joint ventures (see note 13), associates (see note 14), pension schemes, directors and Executive Committee members. Group contributions to pension schemes are disclosed in note 23. Compensation paid to the Company’s Board and members of the Executive Committee is disclosed in note 30.

Transactions with joint ventures and associates

Related party transactions with the Group’s joint ventures and associates primarily comprise fees for the use of products and services including network airtime and access charges, and cash pooling arrangements.

No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements except as disclosed below. Transactions between the Company and its joint ventures are not material to the extent that they have not been eliminated through proportionate consolidation or disclosed below.

2012	2011	2010
£m	£m	£m

1  Since the date of the 2012 Annual Report (22 May 2012), the Indian Finance Bill, 2012 received Presidential assent and became law on 29 May 2012.

Sales of goods and services to associates	195	327	281
Purchase of goods and services from associates	107	171	159
Purchase of goods and services from joint ventures	207	206	194
Net interest receivable from joint ventures[1]	(7)	(14)	(44)

Trade balances owed:
by associates	15	52	24
to associates	18	23	17
by joint ventures	9	27	27
to joint ventures	89	67	40
Other balances owed by joint ventures[1]	365	176	751

Note:

1 Amounts arise primarily through Vodafone Italy, Vodafone Hutchison Australia and Indus Towers and represent amounts not eliminated on consolidation. Interest is paid in line with market rates.

Amounts owed by and owed to associates are disclosed within notes 17 and 25. Dividends received from associates are disclosed in the consolidated statement of cash flows.

Transactions with directors other than compensation

During the three years ended 31 March 2012, and as of 21 May 2012, neither any director nor any other executive officer, nor any associate of any director or any other executive officer, was indebted to the Company.

During the three years ended 31 March 2012, and as of 21 May 2012, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest.

DIRECTORS’ STATEMENT OF RESPONSIBILITY

As set out above, this statement is repeated here solely for the purposes of complying with Disclosure and Transparency Rule 6.3.5. This statement relates to and is extracted from the 2012 Annual Report. It is not connected to the extracted information presented in this announcement or the preliminary results announcement released on 22 May 2012.

“The Board confirms to the best of its knowledge:

•  the consolidated financial statements, prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group; and

•  the directors’ report includes a fair review of the development and performance of the business and the position of the Group together with a description of the principal risks and uncertainties that it faces.

Neither the Company nor the directors accept any liability to any person in relation to the annual report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and Schedule 10A of the Financial Services and Markets Act 2000.

By Order of the Board

Rosemary Martin

Company Secretary

22 May 2012”

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” on pages 168 and 169 of the 2012 Annual Report. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

6 June 2012

RNS:  6354E

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 June 2012

Number of ordinary shares transferred:	658,341

Highest transfer price per share:	172.45p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 4,466,773,569 of its ordinary shares in treasury and has 49,348,786,240 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

7 June 2012

RNS:  8398E

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	6 June 2012

Number of ordinary shares purchased:	10,800,000

Highest purchase price paid per share:	169.1p

Lowest purchase price paid per share:	166.85p

Volume weighted average price per share:	168.1125p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,026,099,938 shares at a cost (including dealing and associated costs) of £3,451,813,102.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 June 2012

Number of ordinary shares transferred:	901,903

Highest transfer price per share:	173.65p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,476,671,666 of its ordinary shares in treasury and has 49,339,268,143 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

8 June 2012

RNS:  9404E

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	7 June 2012

Number of ordinary shares purchased:	11,000,000

Highest purchase price paid per share:	169.9p

Lowest purchase price paid per share:	168p

Volume weighted average price per share:	169.0639p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,037,099,938 shares at a cost (including dealing and associated costs) of £3,470,506,836.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 June 2012

Number of ordinary shares transferred:	5,923

Highest transfer price per share:	173.65p

Lowest transfer price per share:	173.65p

Following both the above transactions, Vodafone holds 4,487,665,743 of its ordinary shares in treasury and has 49,328,274,066 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

11 June 2012

RNS:  0449F

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.   Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	8 June 2012

Number of ordinary shares purchased:	10,900,000

Highest purchase price paid per share:	171.6p

Lowest purchase price paid per share:	168.7p

Volume weighted average price per share:	170.1658p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,047,999,938 shares at a cost (including dealing and associated costs) of £3,489,151,359.

Following the purchase of these shares, Vodafone holds 4,498,565,743 of its ordinary shares in treasury and has 49,317,383,276 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

12 June 2012

RNS:  1339F

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	11 June 2012

Number of ordinary shares purchased:	7,000,000

Highest purchase price paid per share:	172.95p

Lowest purchase price paid per share:	170.3p

Volume weighted average price per share:	171.529p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,054,999,938 shares at a cost (including dealing and associated costs) of £3,501,220,826.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 June 2012

Number of ordinary shares transferred:	669,781

Highest transfer price per share:	173.65p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,504,895,962 of its ordinary shares in treasury and has 49,311,053,057 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

13 June 2012

RNS:  2295F

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	12 June 2012

Number of ordinary shares purchased:	11,100,000

Highest purchase price paid per share:	174.85p

Lowest purchase price paid per share:	170.95p

Volume weighted average price per share:	172.9817p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,066,099,938 shares at a cost (including dealing and associated costs) of £3,520,521,641.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 June 2012

Number of ordinary shares transferred:	335,044

Highest transfer price per share:	171.5p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,515,660,918 of its ordinary shares in treasury and has 49,300,288,101 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

14 June 2012

RNS:  3243F

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	13 June 2012

Number of ordinary shares purchased:	12,600,000

Highest purchase price paid per share:	176.2p

Lowest purchase price paid per share:	174.4p

Volume weighted average price per share:	175.4076p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,078,699,938 shares at a cost (including dealing and associated costs) of £3,542,737,927.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 June 2012

Number of ordinary shares transferred:	1,035,441

Highest transfer price per share:	171.05p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,527,225,477 of its ordinary shares in treasury and has 49,290,837,542 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

15 June 2012

RNS:  4179F

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	14 June 2012

Number of ordinary shares purchased:	8,500,000

Highest purchase price paid per share:	176.65p

Lowest purchase price paid per share:	174.3p

Volume weighted average price per share:	175.7174p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,087,199,938 shares at a cost (including dealing and associated costs) of £3,557,751,574.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 June 2012

Number of ordinary shares transferred:	2,264,587

Highest transfer price per share:	174.7p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,533,460,890 of its ordinary shares in treasury and has 49,284,629,129 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

18 June 2012

RNS: 4641F

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 June 2012

Number of ordinary shares transferred:	1,442,203

Highest transfer price per share:	176.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 4,532,018,687 of its ordinary shares in treasury and has 49,286,071,332 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

19 June 2012

RNS:  6198F

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	18 June 2012

Number of ordinary shares purchased:	9,300,000

Highest purchase price paid per share:	174.75p

Lowest purchase price paid per share:	172.85p

Volume weighted average price per share:	173.8583p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,096,499,938 shares at a cost (including dealing and associated costs) of £3,574,004,474.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 June 2012

Number of ordinary shares transferred:	705,583

Highest transfer price per share:	175.8p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,540,613,104 of its ordinary shares in treasury and has 49,277,524,195 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

19 June 2012

RNS: 7148F

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING
MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 19 June 2012 by Computershare Trustees Limited that on 14 June 2012 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 176.5p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Michel Combes *	142
Andrew Halford*	142
Matthew Kirk	142
Ronald Schellekens	142

* Denotes Director of the Company

20 June 2012

RNS:  7263F

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	19 June 2012

Number of ordinary shares purchased:	11,100,000

Highest purchase price paid per share:	178.2p

Lowest purchase price paid per share:	174.95p

Volume weighted average price per share:	177.3444p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,107,599,938 shares at a cost (including dealing and associated costs) of £3,593,792,067.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 June 2012

Number of ordinary shares transferred:	734,704

Highest transfer price per share:	173.7p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,550,978,400 of its ordinary shares in treasury and has 49,267,158,899 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

21 June 2012

RNS:  8186F

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	20 June 2012

Number of ordinary shares purchased:	9,200,000

Highest purchase price paid per share:	177.85p

Lowest purchase price paid per share:	175.9p

Volume weighted average price per share:	177.0102p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,116,799,938 shares at a cost (including dealing and associated costs) of £3,610,161,688.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 June 2012

Number of ordinary shares transferred:	1,192,329

Highest transfer price per share:	174.9p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,558,986,071 of its ordinary shares in treasury and has 49,259,202,728 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

22 June 2012

RNS:  9132F

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.   Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	21 June 2012

Number of ordinary shares purchased:	8,700,000

Highest purchase price paid per share:	178.25p

Lowest purchase price paid per share:	176.7p

Volume weighted average price per share:	177.4601p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,125,499,938 shares at a cost (including dealing and associated costs) of £3,625,681,001.

Following the purchase of these shares, Vodafone holds 4,567,686,071 of its ordinary shares in treasury and has 49,250,502,728 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

25 June 2012

RNS: 9524F

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 June 2012

Number of ordinary shares transferred:	1,329,269

Highest transfer price per share:	178.4p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 4,566,356,802 of its ordinary shares in treasury and has 49,251,880,497 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

26 June 2012

RNS:  1074G

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	25 June 2012

Number of ordinary shares purchased:	7,800,000

Highest purchase price paid per share:	178.45p

Lowest purchase price paid per share:	176.25p

Volume weighted average price per share:	177.36p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,133,299,938 shares at a cost (including dealing and associated costs) of £3,639,587,019.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 June 2012

Number of ordinary shares transferred:	883,458

Highest transfer price per share:	178p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,573,273,344 of its ordinary shares in treasury and has 49,245,054,355 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

26 June 2012

RNS:  2042G

VODAFONE GROUP PLC

ANNUAL INFORMATION UPDATE

This Annual Information Update is required by and is being made pursuant to Article 10 of the Prospectus (Directive 2003/71/EC) Regulations 2005 as implemented in the UK by Paragraph 5.2 of the Prospectus Rules, and following the publication of Vodafone Group Plc’s Annual Report on 1 June 2012, and not for any other purpose and neither Vodafone Group Plc (“Vodafone”), nor any other person takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains.

Vodafone announces today that it is presenting this Annual Information Update in relation to information that it has published or made available to the public in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets, over the 12 months from 25 June 2011 to and including 24 June 2012.  The information referred to in this document was up to date at the time the information was published but may now be out of date.  The information contained in this document appears by way of record, and Vodafone is under no obligation to update any information referred to in this document. Further, such information may have been prepared in accordance with laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction.  For the purposes of this update the information is only referred to and full copies of each item can be found at the locations specified below.  Neither this Annual Information Update, nor the information referred to in it, constitutes, by virtue of this communication, an offering of securities or otherwise constitutes an invitation or inducement to any person to underwrite, subscribe for or otherwise acquire or dispose of securities in any company within the Vodafone Group.

1. Regulatory Announcements

Vodafone published the following UK regulatory announcements via a Regulatory Information Service.  These announcements can be obtained from the market news section of the London Stock Exchange’s website, www.londonstockexchange.com using the code VOD or the National Storage Mechanism located at http://www.hemscott.com/nsm.do or from Vodafone’s website at www.vodafone.com.

DATE	DESCRIPTION
22-Jun-2012	Transaction in Own Shares
21-Jun-2012	Transaction in Own Shares
20-Jun-2012	Transaction in Own Shares
19-Jun-2012	Director/PDMR Shareholding
19-Jun-2012	Further re Bond Offer
19-Jun-2012	Transaction in Own Shares
18-Jun-2012	Transaction in Own Shares
15-Jun-2012	Further Re: Cash Offer
15-Jun-2012	Transaction in Own Shares
14-Jun-2012	Transaction in Own Shares
13-Jun-2012	Transaction in Own Shares
12-Jun-2012	Transaction in Own Shares
11-Jun-2012	Transaction in Own Shares
08-Jun-2012	VODACOM ANNOUNCES SALE OF GATEWAY CARRIER SERVICES
08-Jun-2012	Transaction in Own Shares
07-Jun-2012	VODAFONE UK & TELEFONICA UK NETWORK COLLABORATION
07-Jun-2012	Transaction in Own Shares
06-Jun-2012	Stake in Vouchercloud & Launch in Ireland

06-Jun-2012	Transaction in Own Shares
06-Jun-2012	Discussions with Telstra
01-Jun-2012	Annual Financial Report
31-May-2012	LAUNCH OF BREAKTHROUGH MASS-MARKET SMARTPHONE
31-May-2012	Transaction in Own Shares
30-May-2012	Transaction in Own Shares
29-May-2012	Transaction in Own Shares
28-May-2012	Transaction in Own Shares
25-May-2012	Transaction in Own Shares
24-May-2012	Transaction in Own Shares
23-May-2012	Director/PDMR Shareholding
23-May-2012	Transaction in Own Shares
22-May-2012	Final Results
22-May-2012	Transaction in Own Shares
21-May-2012	Recommended Convertible Bond Cash Offer
21-May-2012	Publication of Scheme Document
21-May-2012	Transaction in Own Shares
18-May-2012	Transaction in Own Shares
17-May-2012	Transaction in Own Shares
17-May-2012	Transaction in Own Shares
16-May-2012	Directorate Change
16-May-2012	Transaction in Own Shares
15-May-2012	Transaction in Own Shares
14-May-2012	Transaction in Own Shares
11-May-2012	Transaction in Own Shares
10-May-2012	Transaction in Own Shares
09-May-2012	Transaction in Own Shares
04-May-2012	Transaction in Own Shares
03-May-2012	Transaction in Own Shares
02-May-2012	Directorate Change
02-May-2012	Transaction in Own Shares
30-Apr-2012	Transaction in Own Shares
27-Apr-2012	Transaction in Own Shares
26-Apr-2012	Transaction in Own Shares
25-Apr-2012	Transaction in Own Shares
24-Apr-2012	Transaction in Own Shares
23-Apr-2012	Offer for Cable & Wireless Worldwide plc
23-Apr-2012	Transaction in Own Shares
20-Apr-2012	Director/PDMR Shareholding
20-Apr-2012	Transaction in Own Shares
19-Apr-2012	Transaction in Own Shares
18-Apr-2012	Transaction in Own Shares
17-Apr-2012	SERVES NOTICE AGAINST INDIAN GOVERNMENT UNDER BILATERAL INVESTMENT TREATY
17-Apr-2012	Transaction in Own Shares
13-Apr-2012	Transaction in Own Shares
12-Apr-2012	Transaction in Own Shares
11-Apr-2012	Transaction in Own Shares
10-Apr-2012	Transaction in Own Shares
05-Apr-2012	Transaction in Own Shares
04-Apr-2012	Director/PDMR Shareholding
04-Apr-2012	Transaction in Own Shares
03-Apr-2012	Transaction in Own Shares

30-Mar-2012	Transaction in Own Shares
29-Mar-2012	Transaction in Own Shares
28-Mar-2012	Transaction in Own Shares
27-Mar-2012	Transaction in Own Shares
26-Mar-2012	Transaction in Own Shares
23-Mar-2012	Transaction in Own Shares
22-Mar-2012	Transaction in Own Shares
21-Mar-2012	Director Declaration
21-Mar-2012	Transaction in Own Shares
20-Mar-2012	Transaction in Own Shares
19-Mar-2012	Transaction in Own Shares
16-Mar-2012	Transaction in Own Shares
15-Mar-2012	Director/PDMR Shareholding
14-Mar-2012	Transaction in Own Shares
13-Mar-2012	Transaction in Own Shares
12-Mar-2012	Transaction in Own Shares
09-Mar-2012	Transaction in Own Shares
08-Mar-2012	Transaction in Own Shares
07-Mar-2012	Transaction in Own Shares
06-Mar-2012	Transaction in Own Shares
05-Mar-2012	Transaction in Own Shares
02-Mar-2012	Transaction in Own Shares
29-Feb-2012	Transaction in Own Shares
28-Feb-2012	Transaction in Own Shares
27-Feb-2012	Publication of Prospectus
24-Feb-2012	Transaction in Own Shares
23-Feb-2012	Transaction in Own Shares
22-Feb-2012	Transaction in Own Shares
21-Feb-2012	Transaction in Own Shares
17-Feb-2012	Transaction in Own Shares
16-Feb-2012	Director/PDMR Shareholding
16-Feb-2012	Transaction in Own Shares
15-Feb-2012	Director/PDMR Shareholding
15-Feb-2012	Transaction in Own Shares
14-Feb-2012	Transaction in Own Shares
13-Feb-2012	Director/PDMR Shareholding
13-Feb-2012	Statement re. Press Comment – Amendment
13-Feb-2012	Statement re. Press Comment
13-Feb-2012	Transaction in Own Shares
10-Feb-2012	Director/PDMR Shareholding
10-Feb-2012	Transaction in Own Shares
09-Feb-2012	Director/PDMR Shareholding
09-Feb-2012	Interim Management Statement
09-Feb-2012	Transaction in Own Shares
08-Feb-2012	Transaction in Own Shares
07-Feb-2012	Transaction in Own Shares
06-Feb-2012	Termination of discussions with Wind Hellas
06-Feb-2012	Transaction in Own Shares
06-Feb-2012	PIRAMAL H’CARE TO ACQ FURTHER STAKE IN VOD INDIA
03-Feb-2012	Transaction in Own Shares
02-Feb-2012	Transaction in Own Shares
01-Feb-2012	Blocklisting Interim Review

31-Jan-2012	Transaction in Own Shares
27-Jan-2012	Transaction in Own Shares
26-Jan-2012	Transaction in Own Shares
25-Jan-2012	Transaction in Own Shares
24-Jan-2012	Transaction in Own Shares
20-Jan-2012	STATEMENT ON INDIAN TAX CASE JUDGMENT
20-Jan-2012	Transaction in Own Shares
19-Jan-2012	Transaction in Own Shares
18-Jan-2012	Director/PDMR Shareholding
18-Jan-2012	Transaction in Own Shares
17-Jan-2012	Transaction in Own Shares
16-Jan-2012	Transaction in Own Shares
13-Jan-2012	Transaction in Own Shares
12-Jan-2012	Transaction in Own Shares
11-Jan-2012	Transaction in Own Shares
10-Jan-2012	Transaction in Own Shares
09-Jan-2012	Transaction in Own Shares
06-Jan-2012	Transaction in Own Shares
05-Jan-2012	Transaction in Own Shares
04-Jan-2012	Transaction in Own Shares
30-Dec-2011	Transaction in Own Shares
29-Dec-2011	Transaction in Own Shares
28-Dec-2011	Transaction in Own Shares
23-Dec-2011	Transaction in Own Shares
22-Dec-2011	Transaction in Own Shares
21-Dec-2011	Transaction in Own Shares
20-Dec-2011	Transaction in Own Shares
19-Dec-2011	Transaction in Own Shares
16-Dec-2011	Director/PDMR Shareholding
15-Dec-2011	Transaction in Own Shares
14-Dec-2011	Transaction in Own Shares
13-Dec-2011	Transaction in Own Shares
12-Dec-2011	Transaction in Own Shares
08-Dec-2011	Transaction in Own Shares
08-Dec-2011	Transaction in Own Shares
07-Dec-2011	Transaction in Own Shares
06-Dec-2011	Transaction in Own Shares
02-Dec-2011	Transaction in Own Shares
01-Dec-2011	Protecting Children, Empowering Parents
01-Dec-2011	Vodafone Acquires Bluefish Communications
30-Nov-2011	Transaction in Own Shares
29-Nov-2011	Transaction in Own Shares
25-Nov-2011	Transaction in Own Shares
24-Nov-2011	Transaction in Own Shares
23-Nov-2011	Transaction in Own Shares
22-Nov-2011	Transaction in Own Shares
18-Nov-2011	Transaction in Own Shares
17-Nov-2011	Director/PDMR Shareholding
17-Nov-2011	Transaction in Own Shares
16-Nov-2011	Transaction in Own Shares
15-Nov-2011	Transaction in Own Shares
14-Nov-2011	Transaction in Own Shares

11-Nov-2011	Transaction in Own Shares
10-Nov-2011	Transaction in Own Shares
09-Nov-2011	Completion of disposal of Polkomtel
09-Nov-2011	Transaction in Own Shares
08-Nov-2011	Half Yearly Report
08-Nov-2011	Transaction in Own Shares
07-Nov-2011	Transaction in Own Shares
04-Nov-2011	Transaction in Own Shares
03-Nov-2011	Transaction in Own Shares
02-Nov-2011	Transaction in Own Shares
31-Oct-2011	Transaction in Own Shares
28-Oct-2011	Transaction in Own Shares
28-Oct-2011	Transaction in Own Shares
27-Oct-2011	Transaction in Own Shares
26-Oct-2011	Transaction in Own Shares
25-Oct-2011	Transaction in Own Shares
21-Oct-2011	Transaction in Own Shares
20-Oct-2011	Transaction in Own Shares
19-Oct-2011	Director/PDMR Shareholding
19-Oct-2011	Transaction in Own Shares
18-Oct-2011	Transaction in Own Shares
14-Oct-2011	Transaction in Own Shares
13-Oct-2011	Transaction in Own Shares
12-Oct-2011	Transaction in Own Shares
11-Oct-2011	Transaction in Own Shares
10-Oct-2011	Mobile Comms to Transform Developing World Farming
10-Oct-2011	Transaction in Own Shares
07-Oct-2011	Transaction in Own Shares
06-Oct-2011	Transaction in Own Shares
05-Oct-2011	Transaction in Own Shares
04-Oct-2011	Transaction in Own Shares
30-Sep-2011	Transaction in Own Shares
29-Sep-2011	VODAFONE & SWISSCOM EXTEND STRATEGIC PARTNERSHIP
28-Sep-2011	Transaction in Own Shares
27-Sep-2011	Transaction in Own Shares
26-Sep-2011	Transaction in Own Shares
23-Sep-2011	Transaction in Own Shares
21-Sep-2011	Transaction in Own Shares
20-Sep-2011	STRATEGIC PARTNERSHIP WITH CONEXUS MOBILE ALLIANCE
20-Sep-2011	Transaction in Own Shares
16-Sep-2011	Director/PDMR Shareholding
16-Sep-2011	Transaction in Own Shares
15-Sep-2011	Transaction in Own Shares
14-Sep-2011	Transaction in Own Shares
13-Sep-2011	Transaction in Own Shares
12-Sep-2011	Director/PDMR Shareholding
09-Sep-2011	Transaction in Own Shares
08-Sep-2011	Transaction in Own Shares
07-Sep-2011	Transaction in Own Shares
06-Sep-2011	Transaction in Own Shares
05-Sep-2011	Transaction in Own Shares
02-Sep-2011	Transaction in Own Shares

31-Aug-2011	Transaction in Own Shares
30-Aug-2011	Discussions re Wind Hellas
26-Aug-2011	Transaction in Own Shares
25-Aug-2011	Transaction in Own Shares
24-Aug-2011	Transaction in Own Shares
23-Aug-2011	Transaction in Own Shares
22-Aug-2011	Issue of Debt
19-Aug-2011	Transaction in Own Shares
18-Aug-2011	Director/PDMR Shareholding
18-Aug-2011	Transaction in Own Shares
16-Aug-2011	Director/PDMR Shareholding
16-Aug-2011	Transaction in Own Shares
12-Aug-2011	Transaction in Own Shares
11-Aug-2011	Director/PDMR Shareholding
11-Aug-2011	Transaction in Own Shares
10-Aug-2011	Piramal to acquire 5.5% stake in Vodafone Essar
10-Aug-2011	Transaction in Own Shares
09-Aug-2011	Transaction in Own Shares
05-Aug-2011	Transaction in Own Shares
04-Aug-2011	Transaction in Own Shares
03-Aug-2011	Transaction in Own Shares
02-Aug-2011	Transaction in Own Shares
01-Aug-2011	Director/PDMR Shareholding
01-Aug-2011	Blocklisting Interim Review
29-Jul-2011	VODAFONE SPAIN SECURES SPECTRUM
29-Jul-2011	Transaction in Own Shares
29-Jul-2011	VODAFONE TO RECEIVE £2.8 BILLION DIVIDEND FROM VZW
28-Jul-2011	VODAFONE TURKEY TO ACQUIRE KOC.NET
27-Jul-2011	Transaction in Own Shares
26-Jul-2011	Result of AGM
26-Jul-2011	Transaction in Own Shares
25-Jul-2011	Transaction in Own Shares
22-Jul-2011	Interim Management Statement
21-Jul-2011	Transaction in Own Shares
20-Jul-2011	Transaction in Own Shares
19-Jul-2011	Transaction in Own Shares
18-Jul-2011	Director/PDMR Shareholding
15-Jul-2011	Transaction in Own Shares
14-Jul-2011	Transaction in Own Shares
13-Jul-2011	Transaction in Own Shares
12-Jul-2011	Transaction in Own Shares
08-Jul-2011	Publication of Prospectus
08-Jul-2011	Transaction in Own Shares
07-Jul-2011	Transaction in Own Shares
06-Jul-2011	Transaction in Own Shares
05-Jul-2011	Transaction in Own Shares
04-Jul-2011	Director/PDMR Shareholding
04-Jul-2011	Transaction in Own Shares
01-Jul-2011	Replacement Director/PDMR Shareholding
01-Jul-2011	Director/PDMR Shareholding
01-Jul-2011	AGREEMENTS – SALE OF ESSAR STAKE IN VODAFONE ESSAR
01-Jul-2011	SALE OF VODAFONE’S 24.4% STAKE IN POLKOMTEL

30-Jun-2011	Transaction in Own Shares
29-Jun-2011	Director/PDMR Shareholding
29-Jun-2011	Transaction in Own Shares
28-Jun-2011	Director/PDMR Shareholding
28-Jun-2011	Transaction in Own Shares
27-Jun-2011	Annual Information Update
27-Jun-2011	Transaction in Own Shares

2. RNS Reach Releases

Vodafone published the following announcements via RNS Reach.  These announcements can be obtained from the market news section of the London Stock Exchange’s website, www.londonstockexchange.com using the code VOD or from Vodafone’s website at www.vodafone.com.

DATE	DESCRIPTION
15-Jun-2012	AWARDED MOBILE CONTRACT UNDER GSA SCH 70 BY US GOV
27-Feb-2012	Vodafone and Visa Partnership
09-Jan-2012	EXPANDING PARTNER MARKETS
11-Oct-2011	Mobile Services Contract With The Linde Group
30-Sep-2011	Vodafone Italy Secures New Spectrum
21-Sep-2011	GLOBAL MOBILE DATA SERVICES DEV’T WITH NANTWORKS
09-Sep-2011	LAUNCH OF VODAFONE XONET R&D CENTRE
08-Jul-2011	ANNOUNCES WINNERS OF ITS GLOBAL SUPPLIER AWARDS
28-Jun-2011	COMPLETE COMMS AND IT SOLUTION WITH MICROSOFT

3. Documents submitted to the Financial Services Authority

The documents listed below were submitted to the FSA.  Documents submitted to the FSA may be viewed at the National Storage Mechanism located at http://www.hemscott.com/nsm.do.

DATE	DESCRIPTION
01-Jun-2012	2012 Notice of Annual General Meeting
01-Jun-2012	Annual Report for the year ended 31 March 2012

4. Documents submitted to the UK Listing Authority

The documents listed below were submitted to the UKLA.  These documents may be viewed at the National Storage Mechanism located at http://www.hemscott.com/nsm.do.

DATE	DESCRIPTION
27 Feb 2012	Supplement prospectus
22-Aug-2011	Vodafone Group Plc – Issue of Debt
19-Aug-2011	Issuer Document
19-Aug-2011	Issue of notes
08-Jul-2011	Publication of €30,000,000,000 EMTN Prospectus

5. Documents lodged with the Securities and Exchange Commission

The following documents were filed or furnished with the US Securities and Exchange Commission (SEC) and are available for viewing on the SEC’s website at www.sec.gov.

DATE	TYPE	DESCRIPTION
18-Jun-2012	6-K	Report of foreign issuer
07-Jun-2012	6-K	Report of foreign issuer
06-Jun-2012	6-K	Report of foreign issuer
01-Jun-2012	20-F	Annual and transition report of foreign private issuers
01-Jun-2012	6-K	Report of foreign issuer
23-May-2012	6-K	Report of foreign issuer
21-May-2012	6-K	Report of foreign issuer
16-May-2012	6-K	Report of foreign issuer
03-May-2012	6-K	Report of foreign issuer
02-May-2012	6-K	Report of foreign issuer
23-Apr-2012	6-K	Report of foreign issuer
17-Apr-2012	6-K	Report of foreign issuer
03-Apr-2012	6-K	Report of foreign issuer
20-Mar-2012	6-K	Report of foreign issuer
14-Mar-2012	424B2	Prospectus
14-Mar-2012	FWP	Filing under Securities Exchange Act Rules 163/433 of free writing prospectuses
13-Mar-2012	6-K	Report of foreign issuer
07-Mar-2012	6-K	Report of foreign issuer
02-Mar-2012	6-K	Report of foreign issuer
13-Feb-2012	6-K	Report of foreign issuer
09-Feb-2012	6-K	Report of foreign issuer
07-Feb-2012	6-K	Report of foreign issuer
07-Feb-2012	6-K	Report of foreign issuer
06-Feb-2012	6-K	Report of foreign issuer
20-Jan-2012	6-K	Report of foreign issuer
18-Jan-2012	6-K	Report of foreign issuer
09-Jan-2012	6-K	Report of foreign issuer
06-Dec-2011	6-K	Report of foreign issuer
22-Nov-2011	CORRESP	Correspondence
15-Nov-2011	6-K	Report of foreign issuer
14-Nov-2011	CORRESP	Correspondence
10-Nov-2011	6-K	Report of foreign issuer
09-Nov-2011	6-K	Report of foreign issuer
04-Nov-2011	6-K	Report of foreign issuer
14-Oct-2011	CORRESP	Correspondence
04-Oct-2011	6-K	Report of foreign issuer
30-Sep-2011	CORRESP	Correspondence
02-Sept-2011	6-K	Report of foreign issuer
30-Aug-2011	6-K	Report of foreign issuer
11-Aug-2011	6-K	Report of foreign issuer
02-Aug-2011	6-K	Report of foreign issuer
01-Aug-2011	6-K	Report of foreign issuer
29-Jul-2011	6-K	Report of foreign issuer
22-Jul-2011	6-K	Report of foreign issuer
06-Jul-2011	6-K	Report of foreign issuer
05-Jul-2011	6-K	Report of foreign issuer
01-Jul-2011	6-K	Report of foreign issuer

6. Documents filed at Companies House

The following documents were filed with the Registrar of Companies in England and Wales and can be obtained from Companies House, Crown Way, Maindy, Cardiff CF14 3UZ or, for registered users, are available for download from the Companies House website at www.direct.companieshouse.gov.uk.

DATE	TYPE	DESCRIPTION
19-Jun-2012	SH04	Notice of Sale/Transfer of Treasury Shares
19-Jun-2012	SH04	Notice of Sale/Transfer of Treasury Shares
11-Jun-2012	SH03	Return of Purchase of Own Shares
11-Jun-2012	SH03	Return of Purchase of Own Shares
07-Jun-2012	SH01	Return of Allotment of Shares/Statement of Capital
25-May-2012	SH04	Notice of Sale/Transfer of Treasury Shares
14-May-2012	SH03	Return of Purchase of Own Shares
14-May-2012	SH03	Return of Purchase of Own Shares
04-May-2012	SH04	Notice of Sale/Transfer of Treasury Shares
02-May-2012	SH01	Return of Allotment of Shares/Statement of Capital
27-Apr-2012	SH03	Return of Purchase of Own Shares
27-Apr-2012	SH03	Return of Purchase of Own Shares
19-Apr-2012	SH04	Notice of Sale/Transfer of Treasury Shares
19-Apr-2012	SH04	Notice of Sale/Transfer of Treasury Shares
02-Apr-2012	SH01	Return of Allotment of Shares/Statement of Capital
02-Apr-2012	SH03	Return of Purchase of Own Shares
02-Apr-2012	SH03	Return of Purchase of Own Shares
26-Mar-2012	SH04	Notice of Sale/Transfer of Treasury Shares
15-Mar-2012	SH03	Return of Purchase of Own Shares
15-Mar-2012	SH03	Return of Purchase of Own Shares
08-Mar-2012	SH04	Notice of Sale/Transfer of Treasury Shares
01-Mar-2012	SH01	Return of Allotment of Shares/Statement of Capital
27-Feb-2012	SH03	Return of Purchase of Own Shares
27-Feb-2012	SH03	Return of Purchase of Own Shares
16-Feb-2012	SH04	Notice of Sale/Transfer of Treasury Shares
09-Feb-2012	SH03	Return of Purchase of Own Shares
09-Feb-2012	SH03	Return of Purchase of Own Shares
03-Feb-2012	SH01	Return of Allotment of Shares/Statement of Capital
03-Feb-2012	SH04	Notice of Sale/Transfer of Treasury Shares
03-Feb-2012	SH04	Notice of Sale/Transfer of Treasury Shares
26-Jan-2012	SH03	Return of Purchase of Own Shares
26-Jan-2012	SH03	Return of Purchase of Own Shares
12-Jan-2012	SH03	Return of Purchase of Own Shares
11-Jan-2012	SH03	Return of Purchase of Own Shares
05-Jan-2012	SH04	Notice of Sale/Transfer of Treasury Shares
05-Jan-2012	SH04	Notice of Sale/Transfer of Treasury Shares
20-Dec-2011	SH05	Notice of Cancellation of Treasury Shares/Statement of Capital
15-Dec-2011	SH03	Return of Purchase of Own Shares
15-Dec-2011	SH03	Return of Purchase of Own Shares
05-Dec-2011	SH01	Return of Allotment of Shares/Statement of Capital
29-Nov-2011	SH03	Return of Purchase of Own Shares
29-Nov-2011	SH03	Return of Purchase of Own Shares
24-Nov-2011	SH04	Notice of Sale/Transfer of Treasury Shares
11-Nov-2011	SH04	Notice of Sale/Transfer of Treasury Shares
09-Nov-2011	SH03	Return of Purchase of Own Shares
09-Nov-2011	SH03	Return of Purchase of Own Shares
07-Nov-2011	SH01	Return of Allotment of Shares/Statement of Capital

27-Oct-2011	SH04	Notice of Sale/Transfer of Treasury Shares
20-Oct-2011	SH03	Return of Purchase of Own Shares
20-Oct-2011	SH03	Return of Purchase of Own Shares
10-Oct-2011	SH04	Notice of Sale/Transfer of Treasury Shares
06-Oct-2011	SH01	Return of Allotment of Shares/Statement of Capital
06-Oct-2011	SH03	Return of Purchase of Own Shares
06-Oct-2011	SH03	Return of Purchase of Own Shares
19-Sep-2011	AR01	Annual Return
19-Sep-2011	SH04	Notice of Sale/Transfer of Treasury Shares
09-Sep-2011	CH01	Change of Director’s Details: Anthony Watson
08-Sep-2011	SH01	Return of Allotment of Shares/Statement of Capital
08-Sep-2011	SH03	Return of Purchase of Own Shares
08-Sep-2011	SH03	Return of Purchase of Own Shares
08-Sep-2011	SH03	Return of Purchase of Own Shares
23-Aug-2011	CH01	Change of Director’s Details: Andrew Nigel Halford
23-Aug-2011	CH01	Change of Director’s Details: Gerhard Johannes Kleisterlee
23-Aug-2011	CH01	Change of Director’s Details: Renee James
23-Aug-2011	CH01	Change of Director’s Details: Anne Lauvergeon
23-Aug-2011	CH01	Change of Director’s Details: John Gordon St. Clair Buchanan
23-Aug-2011	CH01	Change of Director’s Details: Nicholas Charles Edward Land
23-Aug-2011	SH04	Notice of Sale/Transfer of Treasury Shares
23-Aug-2011	SH04	Notice of Sale/Transfer of Treasury Shares
12-Aug-2011	RES10	Authorised Allotment of Shares and Debentures
12-Aug-2011	RES09	Authority – Purchase Shares Other Than From Capital
12-Aug-2011	RES13	Authority to Allot Equity Securities
09-Aug-2011	SH01	Return of Allotment of Shares/Statement of Capital
05-Aug-2011	SH03	Return of Purchase of Own Shares
05-Aug-2011	SH03	Return of Purchase of Own Shares
28-Jul-2011	TM01	Termination of Appointment: Director, Sir John Bond
26-Jul-2011	SH04	Notice of Sale/Transfer of Treasury Shares
20-Jul-2011	SH03	Return of Purchase of Own Shares
20-Jul-2011	SH03	Return of Purchase of Own Shares
15-Jul-2011	SH01	Return of Allotment of Shares/Statement of Capital
15-Jul-2011	SH05	Notice of Cancellation of Treasury Shares/Statement of Capital
05-Jul-2011	SH04	Notice of Sale/Transfer of Treasury Shares
05-Jul-2011	SH04	Notice of Sale/Transfer of Treasury Shares
05-Jul-2011	SH03	Return of Purchase of Own Shares
05-Jul-2011	SH03	Return of Purchase of Own Shares

7. Information provided to shareholders

Vodafone provided the following information to shareholders.  Copies of these documents can be found on Vodafone’s website at www.vodafone.com.

DATE	DESCRIPTION
01-Jun-2012	2012 Notice of Annual General Meeting
01-Jun-2012	Annual Report for the year ended 31 March 2012

Further information is available on Vodafone’s website at www.vodafone.com or by contacting Philip Howie, Deputy Group Company Secretary (+ 44 (0) 1635 33251).

27 June 2012

RNS: 2012G

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	26 June 2012

Number of ordinary shares purchased:	8,400,000

Highest purchase price paid per share:	179.35p

Lowest purchase price paid per share:	178.3p

Volume weighted average price per share:	178.6994p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,141,699,938 shares at a cost (including dealing and associated costs) of £3,654,675,825.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 June 2012

Number of ordinary shares transferred:	759,130

Highest transfer price per share:	177.6p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,580,914,214 of its ordinary shares in treasury and has 49,237,670,485 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

28 June 2012

RNS:  2992G

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	27 June 2012

Number of ordinary shares purchased:	7,200,000

Highest purchase price paid per share:	181.3p

Lowest purchase price paid per share:	178.1p

Volume weighted average price per share:	179.7675p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,148,899,938 shares at a cost (including dealing and associated costs) of £3,667,686,391.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 June 2012

Number of ordinary shares transferred:	851,498

Highest transfer price per share:	178.6p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,587,262,716 of its ordinary shares in treasury and has 49,231,331,983 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

29 June 2012

RNS:  4242G

VODAFONE GROUP PLC
TRANSACTIONS IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	28 June 2012

Number of ordinary shares purchased:	10,500,000

Highest purchase price paid per share:	181.55p

Lowest purchase price paid per share:	179.25p

Volume weighted average price per share:	180.3392p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,159,399,938 shares at a cost (including dealing and associated costs) of £3,686,720,474.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 June 2012

Number of ordinary shares transferred:	1,238,787

Highest transfer price per share:	178.45p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,596,523,929 of its ordinary shares in treasury and has 53,818,932,419 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone has 49,222,408,490 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 49,222,408,490.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 3, 2012	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary